UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of January, 2005

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

SPIRENT PLC


2. Name of shareholder having a major interest

BARCLAYS PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder                     Account designation          Holding

BANK OF IRELAND                       4239749                      645,114
BANK OF NEW YORK                      214075                     4,908,886
BANK OF NEW YORK                      221428                       698,350
BANK OF NEW YORK                      367748                     2,386,871
BANK OF NEW YORK                      392067                     2,887,580
BANK OF NEW YORK                      392177                       405,953
BANK OF NEW YORK                      768198                       216,933
BARCLAYS CAPITAL NOMINEES LIMI                                     990,842
BNP PARIBAS                                                         57,625
BNY (OCS) NOMINEES LTD                221476                       205,774
BNY (OCS) NOMINEES LTD                387173                        33,657
BOISS NOMINEES LTD                    4224361                      406,490
CHASE NOMINEES LTD                    16376                        562,967
CHASE NOMINEES LTD                    16669                        134,728
CHASE NOMINEES LTD                    18243                        123,823
CHASE NOMINEES LTD                    19518                        306,837
CHASE NOMINEES LTD                    19519                      2,646,373
CHASE NOMINEES LTD                    20947                     34,412,591
CHASE NOMINEES LTD                    21359                      1,483,196
CHASE NOMINEES LTD                    25772                        696,431
CHASE NOMINEES LTD                    27793                         82,603
CHASE NOMINEES LTD                    27795                        102,621
CHASE NOMINEES LTD                    27797                        138,568
CHASE NOMINEES LTD                    27799                        299,495
CHASE NOMINEES LTD                    27800                      1,037,801
CHASE NOMINEES LTD                    27802                         26,754
CHASE NOMINEES LTD                    27804                         26,545
CHASE NOMINEES LTD                    28270                        365,798
CHASE NOMINEES LTD                    28270                        999,243
CHASE NOMINEES LTD                    31961                      2,061,118
CIBC MELLON GLOBAL SECURITIES                                       47,233
CITIBANK                              6010613363                    86,613
CITIBANK                              6010640794                   253,843
CITIBANK                              6010782807                   433,211
DEUTSCHE BANK LONDON                  8003168                       30,331
HSBC                                  813168                       713,817
HSBC                                  814537                        80,198
HSBC                                  845315                        23,453
INVESTORS BANK AND TRUST CO                                         29,665
INVESTORS BANK AND TRUST CO                                      3,103,713
INVESTORS BANK AND TRUST CO                                        508,306
INVESTORS BANK AND TRUST CO                                      1,017,482
INVESTORS BANK AND TRUST CO                                        661,501
INVESTORS BANK AND TRUST CO                                         14,730
INVESTORS BANK AND TRUST CO                                        124,416
JP MORGAN (BGI CUSTODY)               16331                        351,468
JP MORGAN (BGI CUSTODY)               16341                      1,768,141
JP MORGAN (BGI CUSTODY)               16341                        593,372
JP MORGAN (BGI CUSTODY)               16344                        567,650
JP MORGAN (BGI CUSTODY)               16345                        977,469
JP MORGAN (BGI CUSTODY)               16400                     10,298,369
JP MORGAN (BGI CUSTODY)               16612                        289,986
JP MORGAN (BGI CUSTODY)               16621                        241,168
JP MORGAN (BGI CUSTODY)               16644                        297,267
JP MORGAN (BGI CUSTODY)               16901                        149,752
JP MORGAN (BGI CUSTODY)               18409                        484,895
JP MORGAN (BGI CUSTODY)               19514                         82,721
JP MORGAN (BGI CUSTODY)               27795                        228,835
JP MORGAN (BGI CUSTODY)               27799                      1,070,521
JP MORGAN (BGI CUSTODY)               28166                      3,027,976
JP MORGAN CHASE BANK                                               340,332
JP MORGAN CHASE BANK                                               190,590
JP MORGAN CHASE BANK                                               409,555
JP MORGAN CHASE BANK                                               633,980
JP MORGAN CHASE BANK                                               205,189
MELLON BANK                           ABGFZ872482                  516,582
MELLON BANK                           TGGF0003002                  101,154
MELLON TRUST - BOSTON & SF                                         163,524
MELLON TRUST OF NEW ENGLAND                                        204,115
MIDLAND BANK (HSBC BANK PLC)          772823                     2,682,742
NORTHERN TRUST                        BCP04                         67,019
NORTHERN TRUST                        CVS21                      1,012,315
NORTHERN TRUST                        SCO06                        303,975
NORTHERN TRUST                        TNF01                        481,183
NORTHERN TRUST                        USF06                        193,023
NORTHERN TRUST                        USF12                      1,321,652
NORTHERN TRUST BANK - BGI SEPA                                     189,697
NORTHERN TRUST BANK - BGI SEPA                                     265,504
NORTHERN TRUST BANK - BGI SEPA                                      53,646
R C GREIG NOMINEES LIMITED A/C        BL1                          132,653
R C GREIG NOMINEES LIMITED A/C        CM1                           34,397
R C GREIG NOMINEES LIMITED GP1        GP1                           30,098
R C GREIG NOMINEES LIMITED SA1        SA1                           20,902
STATE STREET                          2RJ2                         127,458
STATE STREET                          JD12                         447,165
STATE STREET                          N3B6                          42,101
STATE STREET                          N3YZ                          10,972
ZEBAN NOMINEES LIMITED                                              21,700
ZEBAN NOMINEES LIMITED                                               1,000

                                      TOTAL                     97,113,892


5. Number of shares / amount of stock acquired

NOT NOTIFIED


6. Percentage of issued class

NOT NOTIFIED


7. Number of shares / amount of stock disposed

-


8. Percentage of issued class

-


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

HOLDING AS AT 19 JANUARY 2005


11. Date company informed

21 JANUARY 2005


12. Total holding following this notification

97,113,892


13. Total percentage holding of issued class following this notification

10.13%


14. Any additional information

NOTIFICATION RECEIVED PURSUANT TO S198-202 COMPANIES ACT 1985 THAT THE SHAREHOLDER NAMED IN 2 ABOVE HAS INCREASED THEIR NOTIFIABLE SHAREHOLDING IN SPIRENT PLC TO 10.13%. SHAREHOLDER PREVIOUSLY REPORTED A SHAREHOLDING OF 49,197,453 SHARES (5.15%) ON 25 NOVEMBER 2004.


15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767672


16. Name and signature of authorised company official responsible for making this notification

MICHAEL ANSCOMBE - ASSISTANT COMPANY SECRETARY


Date of notification

21 JANUARY 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 21 January, 2005                         By   ____/s/ Luke Thomas____

                                                    (Signature)*